UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  February 6, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 4 dated February 6, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

February 6, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, Chairman

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No.4, 2007
February 6, 2007

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-Pacific Gold Completes First Phase of Core Drilling Program at its Blackdome Gold Mine

Awaits final assay of program that successfully extended the northern strike of the mine's No. 1 and No. 2 veins

VANCOUVER, February 6, 2007 - J-Pacific Gold Inc. ("J-Pacific" or "the Company") (TSXV - JPN, OTCBB - JPNJF), a company engaged in the exploration of gold prospects in North America, is pleased to announce it has concluded the initial phase of a 4,000-metre drill program at the Blackdome Gold Mine, in the Clinton Mining Division of British Columbia. To date, 10 holes totalling 2,014 metres have been completed. The next phase commences in the spring of 2007.

Drilling was primarily focused on a projected strike extension of the previously producing No. 1 and No. 2 veins, northward under the younger basaltic rocks forming Blackdome Peak. One drill hole, to be extended during Phase 2, targeted a projected intersection of the No. 1 and No. 2 veins below the historic mine workings.

In discussing the results today, Michael Michaud, President and CEO, said that the drilling had intersected what the Company believes to be the northern strike extension of the No. 1 and No. 2 vein structures. "We await the assay results with great anticipation, because these drilling intersections extend the strike of the historical mining structures," he said. Mr. Michaud added that while J-Pacific waits for the final assays from Blackdome, it is focusing its efforts on the Montgolfier Project in Quebec where a drilling program has recently been launched.

PROGRAM SUMMARY

Drilling of the No. 1 vein in the vicinity of the 1960 north mine area, where a mineral resource has previously been defined (SRK Consulting 2001, 43-101 Independent Report), intersected the No. 1 vein and associated alteration with two holes, spaced 150 metres apart along strike, approximately 90 metres down dip (i.e., 1870-metre elevation) of the mineral resource (Hole B06-2 from 237.9 to 238.5 metres, and B06-5 from 239.9 to 240.2 metres). Two additional holes (B06-3A from 312.6 to 313.5 metres. and B06-4 from 172.4 to 172.5 metres) intersected the No. 1 vein over a distance of approximately 150 metres along strike from the existing mineral resource at a vertical depth of approximately 250 metres below surface.

Several holes were drilled along the northern strike extension of the No. 2 vein, intersecting the geologic structure and quartz veining over a distance of up to 175 metres along strike of the historical drilling (Holes B06-1 from 52.5 to 53.1 metres, B06- 1A from 49.2 to 49.8 metres, B06-3 from 40.8 to 41.9 metres, B06-3A from 42.4 to 43.9 metres, and B06-6 from 238.7 to 239.7 metres). Additional drilling is required to the north along strike to delineate these structures and assess the possibility of their forming part of the No. 17 vein, located approximately 1.3 kilometres to the north (outcropping along Blackdome Peak's northern slope).

One hole (B06-7A) was drilled to intersect the potential intersection of the No. 1 and No. 2 veins below the historical mine workings; however, after intersecting a gauge zone, this hole was lost at a length of approximately 300 metres. It will be extended to intersect the desired target as part of Phase 2.

While the extension of the No. 1 and No. 2 veins intersected in drilling are similar in sulphide content, type and alteration to the previously mined ore at the Blackdome Gold Mine, their presence does not necessarily indicate that additional mineral resources will be delineated on the Blackdome Project.

The samples are currently being assayed using metallic sieve analysis, and the results are expected within three weeks.

The exploration program is being completed by Coast Mountain Geological Ltd., a Vancouver-based geological services consulting company, under the direction of Michael Michaud P.Geo., J-Pacific's qualified person for this project as defined by NI 43- 101 regulations, who has reviewed and approved this news release.

BACKGROUND

Between 1986 and 1991, the Blackdome Gold Mine was one of the highest-grade gold producers in western Canada, yielding 240,000 ounces of gold from 338,000 tonnes of ore. Between 1998 and 1999, the mine produced an additional 6,547 ounces of gold from 21,286 tonnes of ore from underground mining. Currently, the Blackdome gold project has an inferred mineral resource (A. Boronowski, 1999), as reclassified by SRK Consulting (2001), of 124,120 tonnes, averaging 12.8 grams gold per tonne (0.37 oz/ton) and 33.7 grams silver per tonne (0.98 oz/ton) and totalling 50,834 ounces gold and 134,386 ounces silver. The infrastructure and processing facilities remain at the mine, as do the majority of permits for operation.

On behalf of the Board of Directors,

"M. Michaud"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, please visit our website, www.jpgold.com, or call or e-mail:

Contact:
Michael Michaud, President and CEO
or Nick Ferris, Chairman
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.